                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                    FORM 15


 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File reports Under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934


                        COMMISSION FILE NO. 333-32485-3
                                            -----------

HEADLANDS MORTGAGE SECURITIES INC. (AS SPONSOR UNDER A POOLING AND SERVICING AGREEMENT DATED AS OF NOVEMBER 1, 1997, PROVIDING FOR THE ISSUANCE OF THE MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 1997-6)

                       HEADLANDS MORTGAGE SECURITIES INC.
             (Exact name of registrant as specified in its charter)



                    1100 Larkspur Landing Circle, Suite 101
                              Larkspur, CA  94939
                                 (415) 461-6790
               (Address, including zip code and telephone number,
        including area code, of registrant's principal executive office)

                                      None
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provisions relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [_]                   Rule 12h-3(b)(1)(ii) [_]
Rule 12g-4(a)(1)(ii) [_]                   Rule 12h-3(b)(2)(I)  [_]
Rule 12g-4(a)(2)(i)  [_]                   Rule 12h-3(b)(2)(ii) [_]
Rule 12g-4(a)(2)(ii) [_]                   Rule 15d-6           [_]
Rule 12h-3(b)(1)(i)  [X]

          Approximate number of holders of record as of the certification or notice date:

                                Twenty Nine (29)

          Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Headlands Mortgage Securities Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: April 1, 1998                HEADLANDS MORTGAGE SECURITIES INC.



                                    By:  /s/ Gilbert J. MacQuarrie
                                         --------------------------
                                    Name:  Gilbert J. MacQuarrie
                                    Title: Vice President, Treasurer and
                                           Secretary